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                                                 Filed by 3dfx Interactive, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                         Subject Company: 3dfx Interactive, Inc.
                                                   Commission File No. 333-38678


On June 7, 2000, 3dfx Interactive, Inc. issued the following press release:

Customer & Information:    http://www.3dfx.com/contacts.html

Editorial Contact:         Marla Kertzman
                           3dfx Interactive, Inc.
                           408-935-4366
                           marlak@3dfx.com

           3DFX INTERACTIVE REGISTRATION STATEMENT DECLARED EFFECTIVE

SAN JOSE, CALIF., JUNE 7, 2000 - 3dfx INTERACTIVE(R) INC. (NASDAQ:TDFX) today announced that the Company's registration statement relating to the previously announced merger with GigaPixel Corporation has been declared effective by the Securities and Exchange Commission. The related proxy statement/prospectus/ information statement will be mailed to 3dfx shareholders on or about June 12, 2000.

The Company's Annual Meeting of Shareholders will be held at 3dfx Interactive's offices located at 4435 Fortran Drive, San Jose, California on July 19, 2000 at 10:00 a.m., PST. In addition to voting on the GigaPixel merger, 3dfx Interactive shareholders will also be voting on various other matters presented at the Annual Meeting that are described in the proxy statement/prospectus/information statement. GigaPixel shareholders will have the opportunity to approve the merger by written consent.

ABOUT 3DFX INTERACTIVE

3dfx Interactive is a global leader in enabling the emerging age of visual communications and the 3D multimedia revolution in personal computers and consumer products. With its patented and award-winning graphics accelerator chips, boards and software, 3dfx provides the technology to create high-impact visual experiences. The Company is recognized worldwide for its ability to bring the world's finest games, educational content, interactive entertainment and media-rich business applications to life. 3dfx products are available in retail stores worldwide, and through leading PC makers including Compaq, Dell, and Gateway. 3dfx has headquarters in San Jose, Calif., with engineering and manufacturing facilities in Richardson, Texas, Austin, Texas and Juarez, Mexico. The Company also operates www.3dfxgamers.com, the premier online community for Voodoo owners and enthusiasts. 3dfx Interactive is available on the Web at http://www.3dfx.com.



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ABOUT GIGAPIXEL CORPORATION

GigaPixel Corporation designs and develops advanced 3D graphics technology to enable video devices to display images with a realistic 3D appearance. GigaPixel is engaged primarily in the design of high performance, scalable, low cost 3D cores, which constitute the "blueprint" for use in the manufacture of graphics chips. GigaPixel has fabricated a prototype chip incorporating its technology that has proven its architecture. It has licensing agreements with two customers under which it has received up-front development fees to license 3D cores to the customers for use in their graphic chip products and will receive royalties on any chips incorporating its technology that are shipped by the customers. GigaPixel's hardware cores are targeted for different market segments including game consoles, set top boxes and Intel and non-Intel based personal computers. Visit the company on the Web at http://www.GigaPixel.com.

3dfx Interactive is a registered trademark of 3dfx Interactive. All other names may be trademarks of their respective holders. Note to Editors: Visit the 3dfx Virtual Press Room at http://www.3dfx.com/comp/pressweb/index.html.

This notice does not constitute an offer of any securities for sale. In connection with the proposed merger by and among 3dfx Interactive, Inc. ("3dfx"), Galapagos Acquisition Corp. and GigaPixel Corporation (the "Merger"), 3dfx has filed with the SEC the Proxy Statement/Prospectus/Information Statement of 3dfx and GigaPixel Corporation relating to the Merger, as well as documents incorporated by reference therein. You are urged to read the Proxy Statement/Prospectus/Information Statement, the related Registration Statement on Form S-4, and any other relevant documents filed with the SEC because they contain important information. You may obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by 3dfx with the SEC can be obtained by contacting 3dfx at the following address and telephone number: Shareholder Relations, 4435 Fortran Drive, San Jose, California 95134, telephone: (408) 935-4400. Please read the Proxy Statement/Prospectus/Information Statement carefully before making a decision concerning the Merger. 3dfx, its officers, directors, employees and agents may be soliciting proxies from 3dfx shareholders in connection with the Merger. Information concerning the participants in the solicitation is set forth in the Proxy Statement/Prospectus/Information Statement.